

August 14, 2013

Via E-mail
Timothy D. Hart
President
First National Funding LLC
First National Funding Corporation
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

>Re: **First National Funding LLC**
>   **Registration Statement on Form S-3**
>   **Filed July 24, 2013**
>   **File No. 333-190096 and 333-190096-01**

Dear Mr. Hart:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Form of Prospectus Supplement

Risk Factors, page S-17

1.   Since the Depositor is an affiliate of the Bank, and the Servicer is the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Depositor is the obligated party to identify the ineligible receivables, and the Bank is the obligated party to repurchase.

<u>Review of Pool Asset Disclosure, page S-29</u>

2.   We note your statement that Rule 193 Information was reviewed and approved by the Bank's officers and employees. Please revise to provide an understanding of whether the Depositor reviewed Rule 193 Information for all the receivables in the trust portfolio, or whether sampling was used in the Depositor's review process. If sampling was used, please revise to disclose the size of the sample and criteria used to select the receivables that were sampled. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

<u>Prospectus</u>

<u>Description of the Notes – Representations and Warranties, page 30</u>

3.   We note your statement that the Depositor may transfer receivables to the trust that are subject to tax liens so long as one of three conditions is satisfied. However, only two conditions were described in the Prospectus. Please revise or advise.

<u>The Bank's Credit Card Activities – Underwriting, page 18, and The Receivables Purchase Agreement – Covenants, page 68</u>

4.   We note your disclosure that the underwriters have the authority to override the minimum standards for all applications. We also note your disclosure that the Bank may change the terms and provisions of the credit card agreements or policies and procedures. Please revise, where appropriate, to comply with Item 1111(a)(8).

<u>Where You Can Find More Information, page 86</u>

5.   Please identify the Commission file numbers of the entities under which reports about the notes will be filed with the Commission. Refer to Item 1118(b)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Mark A. Ellis
        Dianne Pierson